UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 16, 2008

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	54-1387365
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Director Compensation

On January 16, 2008, the Company's Board of Directors established a new policy for director compensation based on recommendations by the Nominating and Corporate Governance Committee. The new policy offers a total compensation package that the Board believes is commensurate with other public retailers and better aligns director and shareholder interests. The Company is filing this Current Report on Form 8-K to disclose the changes to director compensation, as further described below.

Director compensation is established by the Board of Directors and periodically reviewed. For 2007, each non-employee director – that is, every director other than Macon Brock and Bob Sasser – received an annual retainer of $80,000. In addition, the audit committee chair received $8,000 and audit committee members received $4,000; the other committee chairs and committee members received $4,000 and $2,000, respectively. Under our 2003 Director Deferred Compensation Plan, directors may elect to invest their cash fees in our common stock, options or an interest-bearing cash account.

Beginning at the 2008 Annual Meeting of Shareholders, the Board has determined that each non-employee director will receive an annual retainer of $100,000, payable quarterly. In addition, the audit committee chair will receive $15,000 and audit committee members will receive $10,000; the other committee chairs and committee members will receive $7,500 and $5,000, respectively. The Lead Director will receive an additional $10,000.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d)   Appointment of Directors

On January 16, 2008, the Board of Directors appointed Mr. Arnold S. Barron, as a Class II director, effective as of the March 2008 Board of Directors meeting. Under Virginia law, the term of a director elected by the board of directors to fill a vacancy expires at the next shareholders' meeting at which directors are elected. Therefore, Mr. Barron will stand for election at the 2008 Annual Meeting of Shareholders.

Mr. Barron currently serves as a Senior Executive Vice President with The TJX Companies, Inc. There are no family relationships, related party transactions, or other arrangements between the director and the Company. Mr. Barron will receive an annual retainer for his service on the Board consistent with the Company's policy for director compensation.

(e)   Compensatory Arrangements for Named Executive Officers

On January 18, 2008, the Compensation Committee of the Board of Directors authorized the grant, expected to be effective February 15, 2008, of performance based awards to certain named executive officers of the Company. The Committee approved the grant of 34,000 restricted stock units to Bob Sasser; 52,500 options to Gary Philbin; and 17,000 restricted stock units to Robert Rudman. The vesting of the units or options is subject to the Company achieving a target level of earnings per share in fiscal 2008 and the executives remaining with the Company over a specified period of time.

On January 16, 2008, the Compensation Committee of the Board of Directors authorized the grant of 2,000 performance based restricted stock units, expected to be effective February 15, 2008, to Kathleen Mallas, principal financial and accounting officer of the Company. The vesting of these units is subject to the Company achieving a target level of earnings per share in fiscal 2008 and to the executive remaining with Company over a specified period of time.

Each of the above referenced awards was made under either the Company's 2004 Executive Officer Equity Plan or the Company's 2003 Equity Incentive Plan, as applicable, both previously approved by the shareholders.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a)   On January 16, 2008, the Board of Directors amended Article III, Section 2 of the Company's Third Restated Bylaws to increase the number of directors from twelve to thirteen. A copy of the Bylaws, as amended, is attached to this filing as Exhibit 3.1.

Item 8.01 Other Events

Equity Plan Amendments

The Company has amended the 2004 Executive Officer Equity Plan, the 2003 Equity Incentive Plan and the 2003 Deferred Directors Compensation Plan to conform these Plans to the requirements of Section 409A of the Internal Revenue Code. Copies of these amendments are attached to this filing as Exhibits 10.1, 10.2 and 10.3.

The Company has amended the 1995 Stock Incentive Plan to allow Directors three years to exercise outstanding options, instead of the current one year, once they no longer serve on the Board. This makes the terms of this plan consistent with the terms of the 2003 Non-Employee Director Stock Option Plan. A copy of this amendment is attached to this filing as Exhibit 10.4.

The Company has adopted amendments to the 2004 Executive Officer Equity Plan, the 2003 Deferred Directors Compensation Plan, the 2003 Non-Employee Director Stock Option Plan and the 2003 Equity Incentive Plan. These amendments changed the anti-dilution provisions of the Plans to reflect a mandatory, rather than permissive, obligation to make anti-dilution adjustments in applicable circumstances and conformed the procedures for setting grant prices. A copy of these amendments is attached as Exhibit 10.5.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

3.1   Third Restated Bylaws of Dollar Tree Stores, Inc., as amended

10.1   Second Amendment to the Dollar Tree Stores, Inc. 2004 Executive Officer Equity Plan

10.2   Second Amendment to the Dollar Tree Stores, Inc. 2003 Equity Incentive Plan

10.3   Second Amendment to the Dollar Tree Stores, Inc. 2003 Director Deferred Compensation Plan

10.4   Fourth Amendment to the Dollar Tree Stores, Inc. 1995 Stock Incentive Plan

10.5   Amendments to the Dollar Tree Stores, Inc. Stock Plans

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE STORES, INC.

Date: January 23, 2008   By: /s/ Kathleen Mallas
                                                      Kathleen Mallas
                                                      Vice President - Controller

EXHIBITS

Exhibit 3.1 - Third Restated Bylaws of Dollar Tree Stores, Inc., as amended

Exhibit 10.1 - Second Amendment to the Dollar Tree Stores, Inc. 2004 Executive Officer Equity Plan

Exhibit 10.2 - Second Amendment to the Dollar Tree Stores, Inc. 2003 Equity Incentive Plan

Exhibit 10.3 - Second Amendment to the Dollar Tree Stores, Inc. 2003 Director Deferred Compensation Plan

Exhibit 10.4 - Fourth Amendment to the Dollar Tree Stores, Inc. 1995 Stock Incentive Plan

Exhibit 10.5 - Amendments to the Dollar Tree Stores, Inc. Stock Plans

Exhibit 3.1

DOLLAR TREE STORES, INC.

THIRD RESTATED

BY-LAWS

As Amended, January 16, 2008

ARTICLE I.

OFFICES

The principal office of the Corporation shall be in the City of Chesapeake, Commonwealth of Virginia.

ARTICLE II.

STOCKHOLDERS

1.   PLACE OF MEETING: Meetings of the stockholders shall be held at the principal office of the Corporation or at such other place which shall be approved by the Board of Directors and designated in the notice of the meeting. Meetings may be held either within or without the Commonwealth of Virginia.

2.   ANNUAL MEETING: The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on such date and at such time as the Board of Directors in its discretion determines.

3.   SPECIAL MEETINGS. Unless otherwise provided by law, special meetings of the stockholders may be called only by the Board of Directors, the chairman of the Board or the president of the Corporation, whenever deemed necessary.

4.   NOTICES. Written notice by mail shall be given in accordance with Article VIII, Section 1, stating the place, date and hour of a meeting of stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, to each stockholder of record entitled to vote at the meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, by or at the direction of the president, the secretary, or the officer or persons calling the meeting. The notice shall be deemed to be given when it is deposited with postage prepaid in the United States mail addressed to the stockholder at the address as it appears on the stock transfer books of the Corporation. Notice of a meeting to act on an amendment of the Articles of Incorporation, a plan of merger, consolidation or share exchange, a proposed sale of all, or substantially all, of the Corporation's assets, otherwise than in the usual and regular course of business, or the dissolution of the Corporation shall be given in the manner provided above not less than twenty-five (25) nor more than sixty (60) days before the date of the meeting. Such notice shall be accompanied, as appropriate, by a copy of the proposed amendment, plan of merger, consolidation, or exchange, or sale agreement.

Notwithstanding the foregoing, a written waiver of notice signed by the person or person entitled to such notice, either before or after the time stated therein, shall be equivalent to the giving of such notice. A stockholder who attends a meeting shall be deemed to have waived objection to lack of notice or defective notice of the meeting, unless at the beginning of the meeting he objects to holding the meeting or transacting business at the meeting.

5.   ORGANIZATION AND ORDER OF BUSINESS: At all meetings of the stockholders the chairman of the Board or Directors or, in his absence, the president, shall act as chairman. In the absence of the foregoing officers or, if present, with their consent, a majority of the shares entitled to vote at such meeting may appoint any person to act as chairman. The secretary of the Corporation or, in his absence, an assistant secretary, shall act as secretary at all meetings of the stockholders. In the event that neither the secretary nor any assistant secretary is present, the chairman may appoint any person to act as secretary of the meeting.

The chairman shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the dismissal of business not properly presented, the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

At each annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who shall be entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 5. At a special meeting of stockholders, no business shall be transacted and no corporate action taken other than that stated in the notice of the meeting.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a stockholder's notice must be given, either by personal delivery or by United States certified mail, postage prepaid, and received at the principal executive offices of the Corporation 1. not less than 120 days nor more than 150 days before the first anniversary of the date of the Corporation's proxy statement in connection with the last annual meeting of stockholders or 2. if no annual meeting was held in the previous year or the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, not less than 90 days before the date of the applicable annual meeting. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting, including the complete text of any resolutions to be presented at the annual meeting, and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation's stock transfer books, of such stockholder proposing such business, (c) a representation that such stockholder is a stockholder of record and intends to appear in person or by proxy at such meeting to bring the business before the meeting specified in the notice, (d) the class and number of shares of stock of the Corporation beneficially owned by the stockholder and (e) any material interest of the stockholder in such business. Notwithstanding anything in the By-Laws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 5. The chairman of an annual meeting shall, if the facts warrant, determine that the business was not brought before the meeting in accordance with the procedures prescribed by this Section 5, and if he should so determine, he shall so declare to the meeting and the business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 5, a stockholder seeking to have a proposal included in the Corporation's proxy statement shall comply with the requirements of Regulation 14a under the Securities Exchange Act of 1934, as amended (including, but not limited to, Rule 14a-8 or its successor provision). The secretary of the Corporation shall deliver each such stockholder's notice that has been timely received to the Board of Directors or a committee designated by the Board of Directors for review.

6. VOTING: A stockholder may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. No stockholder may authorize more than four persons to act for him, and any proxy shall be delivered to the secretary of the meeting at or prior to the time designated by the chairman or in the order of business for so delivering such proxies. No proxy shall be valid after eleven months from its date, unless otherwise provided in the proxy. Each holder of record of stock of any class shall, as to all matters in respect of which stock of such class has voting power, be entitled to such vote as is provided in the Articles of Incorporation for each share of stock of such class standing in his name on the books of the Corporation. Unless required by statute or determined by the chairman to be advisable, the vote on any questions need not be by ballot. On a vote by ballot, each ballot shall be signed by the stockholder voting or by such stockholder's proxy, if there be such proxy.

7. INSPECTORS: At every meeting of the stockholders for election of directors, the proxies shall be received and taken in charge, all ballots shall be received and counted and all questions touching the qualifications of voters, the validity of proxies, and the acceptance or rejection of votes shall be decided, by one or more inspectors. Each inspector shall be appointed by the chairman of the meeting, shall be sworn faithfully to perform his or her duties and shall certify in writing to the returns. No candidate for election as director shall be appointed or act as inspector.

8. QUORUM: At all meetings of the stockholders, unless a greater number of voting by classes is required by law, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum. Treasury shares and shares held by a corporation of which the Corporation owns a majority of the shares entitled to vote for the directors thereof shall not be entitled to vote or to be counted in determining the total number of outstanding shares entitled to vote. If a quorum is present, the affirmative vote of a majority of the shares represented and entitled to vote on the subject matter shall be the act of the shareholders unless the vote of a greater number is required by law or the Articles of Incorporation, except that in the election of directors, those receiving the greatest number of votes shall be deemed elected even though not receiving a majority. Less than a quorum may adjourn. If a meeting is adjourned for lack of a quorum, any matter which might have properly come before the original meeting may come before the adjourned meeting when reconvened.

9. POSTPONEMENTS; ADJOURNMENTS: The postponement or adjournment of any meeting of the stockholders shall be held on such date and at such time as the Board of Directors in its discretion determines.

ARTICLE III.

DIRECTORS

1. RESPONSIBILITY OF DIRECTORS: The affairs and business of the Corporation shall be under the management of its Board of Directors and such officers and agents as the Board of Directors may elect and employ.

2. NUMBER OF DIRECTORS: The Board of Directors shall consist of thirteen (13) directors. Subject to the Articles of Incorporation and applicable law, directors shall be elected by the stockholders for three-year terms and shall serve until the election of their successors. The Board of Directors shall have the power to amend this bylaw to the extent permitted by law.

3.   NOMINATION AND ELECTION OF DIRECTORS: At each annual meeting of stockholders, the stockholders entitled to vote shall elect the directors. No person shall be eligible for election as a director unless nominated in accordance with the procedures set forth in this Section 3. Nominations of persons for election to the Board of Directors may be made by the Board of Directors or any committee designated by the Board of Directors or by any stockholder entitled to vote for the election of directors at the applicable meeting of stockholders who complies with the notice procedures set forth in this Section 3. Such nominations, other than those made by the Board of Directors or any committee designated by the Board of Directors, may be made only if written notice of a stockholder's intent to nominate one or more persons for election as directors at the applicable meeting of stockholders has been given, either by personal delivery or by United States certified mail, postage prepaid, to the secretary of the Corporation and received 1. not less than 120 days nor more than 150 days before the first anniversary of the date of the Corporation's proxy statement in connection with the last annual meeting of stockholders, or 2. if no annual meeting was held in the previous year or the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, not less than 90 days before the date of the applicable annual meeting. Each such stockholder's notice shall set forth (i) as to the stockholder giving the notice, 1. the name and address, as they appear on the Corporation's stock transfer books, of such stockholder, 2. a representation that such stockholder is a stockholder of record and intends to appear in person or by proxy at such meeting to nominate the person or persons specified in the notice, 3. the class and number of shares of stock of the Corporation beneficially owned by such stockholder, and 4. a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder; and (ii) as to each person whom the stockholder proposes to nominate for election as a director, 1. the name, age, business address and, if known, residence address of such person, 2. the principal occupation or employment of such person, 3. the class and number of shares of stock of the Corporation which are beneficially owned by such person, 4. any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of the Securities and Exchange Commission promulgated under the Securities Exchange Act of 1934, as amended, and 5. the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected. The secretary of the Corporation shall deliver each such stockholder's notice that has been timely received to the Board of Directors or a committee designated by the Board of Directors for review. Any person nominated for election as director by the Board of Directors or any committee designated by the Board of Directors shall, upon the request of the Board of Directors or such committee, furnish to the secretary of the Corporation all such information pertaining to such person that is required to be set forth in a stockholder's notice of nomination. The chairman of the meeting of stockholders shall, if the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed by this Section 3, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

4.   DIRECTORS' TERMS: No decrease in the number of directors shall have the effect of changing the term of any incumbent director. Unless a director resigns or is removed by the two-thirds (2/3) vote of all shares entitled to be cast at an election of directors as required by the Articles of Incorporation, every director shall hold office for the term elected or until a successor shall have been elected. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

5.   DIRECTORS' MEETINGS: The annual meeting of the directors shall be held immediately after the annual meeting of the stockholders. The Board of Directors, as soon as may be convenient after the annual meeting of the stockholders at which such directors are elected, shall elect from their number a president and chief executive officer (sometimes referred to herein as "president") and a Chairman of the Board. Special meetings may be called by any director by giving notice of the time and place in accordance with Section 7 of this Article. Special meetings of the Board of Directors (or any committee of the Board) may be held by telephone or similar communication equipment whereby all persons participating in the meeting can hear each other, at such time as may be prescribed, upon call of any director.

6.   QUORUM AND MANNER OF ACTING: Except where otherwise provided by law, a quorum shall be a majority of the directors, and the act of a majority of the directors present at any such meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum, a majority of those present may adjourn the meeting from time to time until a quorum be had. Notice of any such adjourned meeting need not be given. Action may be taken by the directors or a committee of the Board of Directors without a meeting if a written consent setting forth the action, shall be signed by all of the directors or committee members either before or after such action. Such consent shall have the same force and effect as a unanimous vote.

7.   NOTICE OF MEETING: At the annual meeting of the Board of Directors each year and at any meeting thereafter, the Board shall designate the dates, times and places of regular meetings of the Board for the ensuing calendar year, and no notice of any kind need be given thereafter with respect to such regular meetings. Notice of any special meeting of the Board shall be by oral, telegraphic or written notice duly given to each director not less than forty-eight (48) hours before the date of the proposed meeting.

8.   WAIVER OF NOTICE: Whenever any notice is required to be given to a director of any meeting for any purpose under the provisions of law, the Articles of Incorporation or these By-Laws, a waiver thereof in writing signed by the person or persons entitled to such notice, either before or after the time stated therein, shall be equivalent to the giving of such notice. A director's attendance at or participation in a meeting waives any required notice to him of the meeting unless he at the beginning of the meeting or promptly upon his arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

9.   COMPENSATION: Directors shall not receive a stated salary for their services, but directors may be paid a fixed sum and expenses for attendance at any regular or special meeting of the Board of Directors or any meeting of any committee and such other compensation as the Board of Directors shall determine. A director may serve or be employed by the Corporation in any other capacity and receive compensation therefor.

10.   DIRECTOR EMERITUS: The Board may appoint to the position of Director Emeritus any retiring director who has served not less than three years as a director of the Corporation. Such person so appointed shall have the title of "Director Emeritus" and shall be entitled to receive notice of, and to attend all meetings of the Board, but shall not in fact be a director, shall not be entitled to vote, shall not be counted in determining a quorum of the Board and shall not have any of the duties or liabilities of a director under law.

11.   COMMITTEES: In addition to the executive committee authorized by Article IV of these By-Laws, other committees, consisting of two or more directors, may be designated by the Board of Directors by a resolution adopted by the greater number of 1. a majority of all directors in office at the time the action is being taken or 2. the number of directors required to take action under Article III, Section 6 hereof. Any such committee, to the extent provided in the resolution of the Board of Directors designating the committee, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, except as limited by law.

ARTICLE IV.
EXECUTIVE COMMITTEE

1.   HOW CONSTITUTED AND POWERS: The Board of Directors, by resolution adopted pursuant to Article III, Section 11 hereof, may designate, in addition to the chairman of the Board of Directors, one or more directors to constitute an executive committee, who shall serve during the pleasure of the Board of Directors. The executive committee, to the extent provided in such resolution and permitted by law, shall have and may exercise all of the authority of the Board of Directors.

2.   ORGANIZATION, ETC.: The executive committee may choose a chairman and secretary. The executive committee shall keep a record of its acts and proceedings and report the same from time to time to the Board of Directors.

3.   MEETINGS: Meetings of the executive committee may be called by any member of the committee. Notice of each such meeting, which need not specify the business to be transacted thereat, shall be mailed to each member of the committee, addressed to his residence or usual place of business, at least two days before the day on which the meeting is to be held or shall be sent to such place by telegraph, telex or telecopy or be delivered personally or by telephone, not later than the day before the day on which the meeting is to be held.

4.   QUORUM AND MANNER OF ACTING: A majority of the executive committee shall constitute a quorum for transaction of business, and the act of a majority of those present at a meeting at which a quorum is present shall be the act of the executive committee. The members of the executive committee shall act only as a committee, and the individual members shall have no powers as such.

5.   REMOVAL: Any member of the executive committee may be removed, with or without cause, at any time, by the Board of Directors.

6.   VACANCIES: Any vacancy in the executive committee shall be filled by the Board of Directors.

ARTICLE V.

OFFICERS

1.   NUMBER: The officers of the Corporation shall be a chairman of the Board of Directors, a president and chief executive officer, one or more vice chairmen of the Board of Directors (if elected by the Board of Directors), one or more vice presidents (one or more of whom may be designated executive vice president or senior vice president), a chief financial officer, a treasurer, a controller, a secretary, one or more assistant treasurers, assistant controllers and assistant secretaries and such other officers as may from time to time be chosen by the Board of Directors. Any two or more offices may be held by the same person. The Board of Directors, in its discretion, may also designate "chief officers" of certain functions in addition to chief executive officer and chief financial officer, and such officers shall be deemed to be vice presidents for purposes of these bylaws.

2.   ELECTION, TERM OF OFFICE AND QUALIFICATIONS: All officers of the Corporation shall be chosen annually by the Board of Directors, and each officer shall hold office until his successor shall have been duly chosen and qualified or until he shall resign or shall have been removed in the manner hereinafter provided. The chairman of the Board of Directors, the president and chief executive officer, and the vice chairman of the Board of Directors (if any) shall be chosen from among the directors.

3.   VACANCIES: If any vacancy shall occur among the officers of the Corporation, such vacancy shall be filled by the Board of Directors.

4.   OTHER OFFICERS, AGENTS AND EMPLOYEES - THEIR POWERS AND DUTIES: The Board of Directors may from time to time appoint such other officers as the Board of Directors may deem necessary, to hold office for such time as may be designated by it or during its pleasure, and the Board of Directors or the chairman of the Board of Directors may appoint, from time to time, such agents and employees of the Corporation as may be deemed proper, and may authorize any officers to appoint and remove agents and employees. The Board of Directors or the chairman of the Board of Directors may from time to time prescribe the powers and duties of such other officers, agents and employees of the Corporation.

5.   REMOVAL: Any officer, agent or employee of the Corporation may be removed, either with or without cause, by a vote of a majority of the Board of Directors or, in the case of any agent or employee not appointed by the Board of Directors, by a superior officer upon whom such power of removal may be conferred by the Board of Directors or the chairman of the Board of Directors.

6.   CHAIRMAN OF THE BOARD OF DIRECTORS: The chairman of the Board of Directors shall preside at meetings of the stockholders and of the Board of Directors and shall be a member of the executive committee. The chairman shall be responsible for such management and control of the business and affairs of the Corporation as shall be determined by the Board of Directors. He shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall from time to time report to the Board of Directors on matters within his knowledge which the interests of the Corporation may require be brought to its notice. He shall do and perform such other duties from time to time as may be assigned to him by the Board of Directors.

7. PRESIDENT AND CHIEF EXECUTIVE OFFICER: In the absence of the chairman of the Board of Directors, the president and chief executive officer shall preside at meetings of the stockholders and of the Board of Directors. He shall be responsible to the Board of Directors and, subject to the Board of Directors, shall be responsible for the general management and control of the business and affairs of the Corporation and shall devote himself to the Corporation's operations under the basic policies set by the Board of Directors. He shall from time to time report to the Board of Directors on matters within his knowledge which the interests of the Corporation may require be brought to his notice. In the absence of the chairman of the Board of Directors, he shall have all of the powers and the duties of the chairman of the Board of Directors. He shall do and perform such other duties from time to time as may be assigned to him by the Board of Directors. The offices of president and chief executive officer may be held by separate persons, each having the duties hereunder as determined by the Board of Directors.

8. VICE CHAIRMEN OF THE BOARD OF DIRECTORS: In the absence of the chairman of the Board of Directors and the president, the vice chairman of the Board of Directors designated for such purpose by the chairman of the Board of Directors shall preside at meetings of the stockholders and of the Board of Directors. Each vice chairman of the Board of Directors shall be responsible to the chairman of the Board of Directors. Each vice chairman of the Board of Directors shall from time to time report to the chairman of the Board of Directors on matters within his knowledge which the interests of the Corporation may require be brought to his notice. In the absence or inability to act of the chairman of the Board of Directors and the president, such vice chairman of the Board of Directors as the chairman of the Board of Directors may designate for the purpose shall have the powers and discharge the duties of the chairman of the Board of Directors. The Board of Directors may designate a vice chairman of the Board of Directors who shall have the powers and discharge the duties of the chairman of the Board of Directors.

9. VICE PRESIDENTS: The vice presidents of the Corporation shall assist the chairman of the Board of Directors, the president and the vice chairmen of the Board of Directors in carrying out their respective duties and shall perform those duties which may from time to time be assigned to them.

10. TREASURER: The treasurer shall have charge of the funds, securities, receipts and disbursements of the Corporation. He shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such banks or trust companies or with such bankers or other depositaries as the Board of Directors may from time to time designate. He shall render to the Board of Directors, the chairman of the Board of Directors, the president, the vice chairmen of the Board of Directors, and the chief financial officer, whenever required by any of them, an account of all of his transactions as treasurer. If required, he shall give a bond in such sum as the Board of Directors may designate, conditioned upon the faithful performance of the duties of his office and the restoration to the Corporation at the expiration of his term of office or in case of his death, resignation or removal from office, of all books, papers, vouchers, money or other property of whatever kind in his possession or under his control belonging to the Corporation. He shall perform such other duties as from time to time may be assigned to him.

11. ASSISTANT TREASURERS: In the absence or disability of the treasurer, one or more assistant treasurers shall perform all the duties of the treasurer and, when so acting, shall have all the powers of, and be subject to all restrictions upon, the treasurer. Each assistant treasurer shall also perform such other duties as from time to time may be assigned to him.

12. SECRETARY: The secretary shall keep the minutes of all meetings of the stockholders and of the Board of Directors in a book or books kept for that purpose. He shall keep in safe custody the seal of the Corporation, and shall affix such seal to any instrument requiring it. The secretary shall have charge of such books and papers as the Board of Directors may direct. He shall attend to the giving and serving of all notices of the Corporation and shall also have such other powers and perform such other duties as pertain to his office, or as the Board of Directors, the chairman of the Board of Directors, the president or any vice chairman of the Board of Directors may from time to time prescribe.

13. ASSISTANT SECRETARIES: In the absence or disability of the secretary, one or more assistant secretaries shall perform all of the duties of the secretary and, when so acting, shall have all of the powers of, and be subject to all the restrictions upon, the secretary. Each assistant secretary shall also perform such other duties as from time to time may be assigned to him.

14. CONTROLLER: The controller shall be administrative head of the controller's department. He shall be in charge of all functions relating to accounting and the preparation and analysis of budgets and statistical reports and shall establish, through appropriate channels, recording and reporting procedures and standards pertaining to such matters. He shall report to the chief financial officer and shall aid in developing internal corporate policies whereby the business of the Corporation shall be conducted with the maximum safety, efficiency and economy, and he shall be available to all departments of the Corporation for advice and guidance in the interpretation and application of policies which are within the scope of his authority. He shall perform such other duties as from time to time may be assigned to him.

15. ASSISTANT CONTROLLERS: In the absence or disability of the controller, one or more assistant controllers shall perform all of the duties of the controller and, when so acting, shall have all of the powers of, and be subject to all the restrictions upon, the controller. Each assistant controller shall also perform such other duties as from time to time may be assigned to him.

ARTICLE VI.

CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

1. CONTRACTS: The chairman of the Board of Directors, the president, any vice chairman of the Board of Directors, any vice president, the treasurer and such other persons as the chairman of the Board of Directors may authorize shall have the power to execute any contract or other instrument on behalf of the Corporation; no other officer, agent or employee shall, unless otherwise provided in these By-Laws, have any power or authority to bind the Corporation by any contract or acknowledgement, or pledge its credit or render it liable pecuniarily for any purpose or to any amount.

2. LOANS: The chairman of the Board of Directors, the president, any vice chairman of the Board of Directors, the executive vice president, the treasurer and such other persons as the Board of Directors may authorize shall have the power to effect loans and advances at any time for the Corporation from any bank, trust company or other institution, or from any corporation, firm or individual, and for such loans and advances may make, execute and deliver promissory notes or other evidences of indebtedness of the Corporation, and, as security for the payment of any and all loans, advances, indebtedness and liability of the Corporation, may pledge, hypothecate or transfer any and all stock, securities and other personal property at any time held by the Corporation, and to that end endorse, assign and deliver the same.

3. VOTING OF STOCK HELD: The chairman of the Board of Directors, the president, any vice chairman of the Board of Directors, any vice president or the secretary may from time to time appoint an attorney or attorneys or agent or agents of the Corporation to cast the votes that the Corporation may be entitled to cast as a stockholder or otherwise in any other corporation, any of whose stock or securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing to any action by any other such corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed on behalf of the Corporation such written proxies, consents, waivers or other instruments as such officer may deem necessary or proper in the premises; or the chairman of the Board of Directors, the president, any vice chairman of the Board of Directors, any vice president or the secretary may himself attend any meeting of the holders of stock or other securities of such other corporation and thereat vote or exercise any and all powers of the Corporation as the holder of such stock or other securities of such other corporation.

4. COMPENSATION: The compensation of all officers of the Corporation shall be fixed by the Board of Directors.

ARTICLE VII.

EVIDENCE OF SHARES

1. FORM: Shares of the Corporation's stock shall, when fully paid, be evidenced by certificates containing such information as is required by law and approved by the Board of Directors. Alternatively, the Board of Directors may authorize the issuance of some or all shares of stock without certificates. In such event, within a reasonable time after issuance, the Corporation shall mail to the shareholder a written confirmation of its records with respect to such shares containing the information required by law. When issued, the certificates of stock of the Corporation shall be numbered and entered in the books of the Corporation as they are issued; they shall be signed manually or by the use of a facsimile signature, i) by the chairman of the Board of Directors, by the president, or by a vice president designated by the Board of Directors and ii) countersigned by the secretary or an assistant secretary; and they shall bear the corporate seal or a facsimile thereof. The Board of Directors of the Corporation may issue scrip in registered or bearer form, which shall entitle the holder to receive a certificate for a full share. Scrip shall not entitle the holder to exercise voting rights or to receive dividends thereon or to participate in any of the assets of the Corporation in the event of liquidation. The Board may cause scrip to be issued subject to the condition that it shall become void if not exchanged for certificates representing full shares before a specified date or subject to any other conditions that it may deem advisable. Fractional may also be issued.

2. LOST CERTIFICATES: The president or secretary may direct a new certificate or certificates to be issued in place of any lost or destroyed certificate or certificates previously issued by the Corporation if the person or persons who claim the certificate or certificates make an affidavit stating the certificates of stock have been lost or destroyed. When authorizing the issuance of a new certificate or certificates, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or the legal representative, to advertise the same in such manner as the Corporation shall require and/or to give the Corporation a bond, in such sum as the Corporation may direct, to indemnify the Corporation with respect to the certificate or certificates alleged to have been lost or destroyed.

3. TRANSFER OF STOCK: Upon surrender to the Corporation, or to the transfer agent of the Corporation, if any, of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

4. REGISTERED STOCKHOLDERS: The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the owner thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person. The Corporation shall not be liable for registering any transfer of shares which are registered in the name of a fiduciary unless done with actual knowledge of facts which would cause the Corporation's action in registering the transfer to amount to bad faith.

ARTICLE VIII.

MISCELLANEOUS

1.   NOTICES: Each stockholder, director and officer shall furnish in writing to the secretary of the Corporation the address to which notices of every kind may be delivered or mailed. If such person fails to furnish an address, and the Post Office advises the Corporation that the address furnished is no longer the correct address, the Corporation shall not be required to deliver or mail any notice to such person. Whenever notice is required by applicable law, the Articles of Incorporation or these By-Laws, a written waiver of such notice signed before or after the time stated in the waiver or, in the case of a meeting, the attendance, of a stockholder or director (except for the sole purpose of objecting) or, in the case of a unanimous consent, the signing of the consent, shall be deemed a waiver of notice.

2.   REGISTERED OFFICE AND AGENT: The Corporation shall at all times have a registered office and a registered agent.

3.   CORPORATE RECORDS: The Corporation shall keep correct and complete books and records of accounts and minutes of the stockholders' and directors' meetings, and shall keep at its registered office or principal place of business,, or at the office of its transfer agent, if any, a record of its stockholders, including the names and addresses of all stockholders and the number, class, and series of the shares held by each. Any person who shall have been a stockholder of record for at least six months immediately preceding demand, or who shall be the holder of record of a least five per cent (5%) of all the outstanding shares of the Corporation, upon written request stating the purpose therefor, shall have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any proper purpose, the books and records of account of the Corporation, minutes and record of stockholders, and to make copies or extracts therefrom.

4.   REQUIREMENT FOR FINANCIAL STATEMENT: Upon the written request of any stockholder, the Corporation shall mail to the stockholder its most recent published financial statement.

5.   SEAL: The seal of the Corporation shall be a flat faced circular die containing the word "SEAL" in the center and the name of the Corporation around the circumference.

6.   AMENDMENT OF BY-LAWS: Except to the extent otherwise provided in Article VI of the Articles of Incorporation, the power to alter, amend or repeal the By-Laws or adopt new By-Laws shall be vested in the Board of Directors, but By-Laws made by the Board of Directors may be repealed or changed or new By-Laws adopted by the stockholders and the stockholders may prescribe that any By-Law adopted by them may not be altered, amended or repealed by the Board of Directors.

7.   FISCAL YEAR: The fiscal year of the Corporation shall be established by resolution of the Board of Directors and may be changed from time to time.

8.   GENERAL: Any matters not specifically covered by these By-Laws shall be governed by the applicable provisions of the Code of Virginia in force at the time.

ARTICLE IX.

EMERGENCY BY-LAWS

If a quorum of the Board of Directors cannot readily be assembled because of a catastrophic event, and only in such event, these By-Laws shall, without further action by the Board of Directors, be deemed to have been amended for the duration of such emergency, as follows:

1.   The third sentence of Section 5 of Article III shall read as follows:

Special meetings of the Board of Directors (or any committee of the Board) shall be held whenever called by order of any director or of any person having the powers and duties of the chairman of the Board of Directors, the president or any vice chairman of the Board of Directors.

2.   Section 6 of Article III shall read as follows:

The directors present at any regular or special meeting called in accordance with these By-Laws shall constitute a quorum for the transaction of business at such meeting, and the action of a majority of such directors shall be the act of the Board of Directors, provided, however, that in the event that only one director is present at any such meeting no action except the election of directors shall be taken until at least two additional directors have been elected and are in attendance.

Back to Form 8K

Forward To Exhibit 10.1

Exhibit 10.1

SECOND AMENDMENT
TO THE
DOLLAR TREE STORES, INC.
2004 EXECUTIVE OFFICER EQUITY PLAN

THIS SECOND AMENDMENT (this "Amendment") to the Dollar Tree Stores, Inc. 2004 Executive Officer Equity Plan (the "Plan") made effective as of the 21st day of January, 2008 by Dollar Tree Stores, Inc. (the "Company"). All capitalized terms in this Amendment not otherwise defined shall have their respective meanings under the Plan.

WHEREAS, the Company wishes to amend and conform the written terms of the Plan to the requirements of Section 409A of the Internal Revenue Code of 1986,

WHEREAS, the Plan has been operated in good faith compliance with the requirements of Section 409A of the Code for periods starting January 1, 2005 and through the effective date of this Amendment, and

WHEREAS, on October 3, 2007, the Board of Directors authorized the officers of the Company to execute the amendments required pursuant to Section 409A of the Code,

NOW, THEREFORE, the Company hereby adopts this Amendment upon the following terms and conditions effective immediately:

1.   The fourth sentence of Section 4.7 shall be amended and restated in its entirety as follows:

> The Committee may permit or require the deferral of any Award payment, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, and may include converting such credits into deferred Stock equivalents provided that such rules and procedures satisfy the requirements of Section 409A of the Code. No deferral is permitted for Options or SARs.

2.   Section 4.9 is replaced as follows:

> Section 4.9. Form and Time of Elections. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall comply with Section 409A of the Code and be in writing filed with the Committee at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

3.   Section 4.15 is added as follows:

> Section 4.15. Section 409A of the Code. Any Award granted under this Plan shall be provided or made in a manner and at such time, in such form and subject to such election procedures (if any), as complies with the applicable requirements of Section 409A of the Code to avoid a plan failure described in Section 409A(a)(1), including without limitation, deferring payment to a specified employee or until the occurrence of a specified event described in Section 409A(a)(2) of the Code. Notwithstanding any other provision hereof or document pertaining hereto, the Plan shall be so construed and interpreted to meet the applicable requirements of Section 409A of the Code to avoid a plan failure described in Section 409A(a)(1) of the Code.

WITNESS the signature of the undersigned officer of Dollar Tree Stores, Inc.

DOLLAR TREE STORES, INC.

By:_/s/ Bob Sasser_____
Name: Bob Sasser
Title: President & CEO
Date: 1-21-08

Back to Form 8K

Forward to Exhibit 10.2

Exhibit 10.2

SECOND AMENDMENT
TO THE
DOLLAR TREE STORES, INC.
2003 EQUITY INCENTIVE PLAN

THIS SECOND AMENDMENT (this "Amendment") to the Dollar Tree Stores, Inc. 2003 Equity Incentive Plan (the "Plan") made effective as of the 21st day of January, 2008 by Dollar Tree Stores, Inc. (the "Company"). All capitalized terms in this Amendment not otherwise defined shall have their respective meanings under the Plan.

WHEREAS, the Company wishes to amend and conform the written terms of the Plan to the requirements of Section 409A of the Internal Revenue Code of 1986,

WHEREAS, the Plan has been operated in good faith compliance with the requirements of Section 409A of the Code for periods starting January 1, 2005 and through the effective date of this Amendment, and

WHEREAS, on October 3, 2007, the Board of Directors authorized the officers of the Company to execute the amendments required pursuant to Section 409A of the Code,

NOW, THEREFORE, the Company hereby adopts this Amendment upon the following terms and conditions effective immediately:

1.   The fourth sentence of Section 4.7 shall be amended and restated in its entirety as follows:

> The Committee may permit or require the deferral of any Award payment, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, and may include converting such credits into deferred Stock equivalents provided that such rules and procedures satisfy the requirements of Section 409A of the Code. No deferral is permitted for Options or SARs.

2.   Section 4.9 is replaced as follows:

> Section 4.9. Form and Time of Elections. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall comply with Section 409A of the Code and be in writing filed with the Committee at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

3.   Section 4.15 is added as follows:

> Section 4.15. Section 409A of the Code. Any Award granted under this Plan shall be provided or made in a manner and at such time, in such form and subject to such election procedures (if any), as complies with the applicable requirements of Section 409A of the Code to avoid a plan failure described in Section 409A(a)(1), including without limitation, deferring payment to a specified employee or until the occurrence of a specified event described in Section 409A(a)(2) of the Code. Notwithstanding any other provision hereof or document pertaining hereto, the Plan shall be so construed and interpreted to meet the applicable requirements of Section 409A of the Code to avoid a plan failure described in Section 409A(a)(1) of the Code.

WITNESS the signature of the undersigned officer of Dollar Tree Stores, Inc.

DOLLAR TREE STORES, INC.

By:_/s/ Bob Sasser_____
Name: Bob Sasser
Title: President & CEO
Date: 1-21-08

Back to Form 8K

Forward to Exhibit 10.3

Exhibit 10.3

SECOND AMENDMENT
TO THE
DOLLAR TREE STORES, INC.
2003 DIRECTOR DEFERRED COMPENSATION PLAN

THIS SECOND AMENDMENT ("Amendment") to the Dollar Tree Stores, Inc. 2003 Director Deferred Compensation Plan ("Plan") made effective as of the 10th day of December, 2007 by Dollar Tree Stores, Inc. ("Company). All capitalized terms in this Amendment not otherwise defined shall have their respective meanings under the Plan.

WHEREAS, the Company wishes to amend and conform the written terms of the Plan to the requirements of Section 409A of the Internal Revenue Code of 1986,

WHEREAS, the Plan has been operated in good faith compliance with the requirements of Section 409A of the Code for periods starting January 1, 2005 and through the effective date of this Amendment, and

WHEREAS, on October 3, 2007, the Board of Directors authorized the officers of the Company to execute the amendments required pursuant to Section 409A of the Code,

NOW, THEREFORE, the Company hereby adopts this Amendment upon the following terms and conditions effective immediately:

1.   The first sentence of Section 3.1(a) shall be amended and restated in its entirety as follows:

>   3.1 (a)   Any Eligible Director may elect to defer in either cash or Shares all or a portion of the Fees earned during any calendar year by delivering a deferral election to the Company not later than (i) December 31 of the year immediately preceding the year to which the deferral election relates, or (ii) with respect to an Eligible Director's first year or partial year of service as a director, thirty days following the date on which such director first became a director, but only for Fees earned after such election is made.

2.   Section 3.3 of the Plan shall be amended and restated in its entirety as follows:

>   3.3. PAYMENT.

>   (a)   An Eligible Director's Deferred Compensation Accounts shall be paid to the director (or, in the event of death, to his or her designated beneficiary or estate) as follows: at the director's option, either (i) in a single lump sum as soon as practicable following the earlier of (x) the date on which the director ceases to serve as a director of the Company or (y) the date specified by the director as the distribution date (such earlier date shall be referred to as the "Distribution Date"), or (ii) in annual installments over a period, to be specified by the director, not to exceed five years commencing as soon as practicable after the Distribution Date. If an Eligible Director's Cash Deferral Account is paid in installments, the amount of each installment shall be (l) the balance of the Cash Deferral Account on the Distribution Date divided by the number of installments plus (2) interest credits. A cash payment will be made with the final installment for any fraction of a share of Common Stock credited to the Eligible Director's Deferred Stock Account.

>   (b)   Upon the death of an Eligible Director, the Company shall pay any remaining benefits as a single lump sum within 90 days following the date of death.

>   (c)   A lump sum payment and the first payment in a series of installment payments shall be paid no later than: (i) the end of the calendar year in which the Distribution Date occurs, or (ii) if later, the 15th day of the third month following the Distribution Date. Subsequent installment payments shall be paid on the anniversary date of the first payment.

>   (d)   An Eligible Director's continued service as an employee of the Company is not taken into account in determining whether such director is entitled to a payment under this Plan upon his resignation from the Board.

>   (e)   Except as provided in Treasury Regulation section 1.409A-3(j), no acceleration in the time or schedule of any payment or amount scheduled to be paid from an Eligible Director's Account is permitted.

3.   Section 5.3 of the Plan shall be amended and restated in its entirety as follows:

5.3   AMENDMENT OF THIS PLAN. The Board of Directors may suspend or discontinue this Plan or revise or amend it in any respect, provided, however, that: (i) without approval of the Company's shareholders, no revision or amendment shall (x) change the total number of Shares subject to this Plan (except as provided in Section 5.4), (y) change the designation of the class of directors eligible to participate in the Plan, or (z) materially increase the benefits accruing to participants under or the cost of this Plan to the Company and (ii) the Plan shall not be terminated unless such termination is permitted and administered in accordance with Treasury Regulation section 1.409A-3(j)(4)(ix). Moreover, in no event may Plan provisions be amended more than once every 6 months, other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income Security Act, or the rules and regulations thereunder.

4.   The following sentence is added to the end of Section 5.4:

A cancellation of a stock right or shares in exchange for a cash payment or other settlement is only permitted if such payment or settlement does not result in an impermissible acceleration of benefits under Section 409A.

5.   Section 5.5 of the Plan shall be amended and restated in its entirety as follows:

5.5   CHANGE OF CONTROL. Upon a Change of Control (as defined below), any outstanding balance in an Eligible Director's Cash Deferral Account shall be paid in a lump sum and any outstanding balance in an Eligible Director's Deferred Stock Account shall be distributed in shares of Common Stock if the Eligible Director ceases to serve as a director of the Company or a surviving company after the date of the Change of Control. For purposes of the Plan, the term Change of Control includes: (i) a change in the ownership of the Company, (ii) a change in effective control of the Company, or (iii) a change in the ownership of a substantial portion of the assets of the Company. A change in the ownership of the Company occurs on the date that any one person, or more than one person, acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group constitutes more than 50% of the total fair market value or total voting power of the stock of the Company. A change in the effective control of the Company occurs only on (i) the date any on person or group acquires ownership of stock of the Company possessing 30% or more of the total voting power of the stock, or (ii) the date a majority of the members of the Company's Board is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the Company's Board before the date of the appointment or election. A change in the ownership of a substantial portion of the assets of the Company occurs on the date that any one person or group acquires assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all the assets of the Company immediately before such acquisition. This definition of Change in Control shall be interpreted in a manner that is consistent with Treasury Regulation section 1.409A-3(i)(5).

6.   Section 5.11 is added to the Plan as follows:

5.11 SECTION 409A OF THE CODE.

(a)   Any benefit, payment or other right provided by the Plan shall be provided or made in a manner, and at such time, in such form and subject to such election procedures (if any), as complies with the applicable requirements of Code section 409A to avoid a plan failure described in Code section 409A(a)(1), including without limitation, deferring payment until the occurrence of a specified payment event described in Code section 409A(a)(2). Notwithstanding any other provision hereof or document pertaining hereto, the Plan shall be so construed and interpreted to meet the applicable requirements of Code section 409A to avoid a plan failure described in Code section 409A(a)(1).

(b)   It is specifically intended that all elections, consents and modifications thereto under the Plan will comply with the requirements of Code section 409A (including any transition or grandfather rules thereunder). The Company is authorized to adopt rules or regulations deemed necessary or appropriate in connection therewith to anticipate and/or comply the requirements of Code section 409A (including any transition or grandfather rules thereunder and to declare any election, consent or modification thereto void if non-compliant with Code section 409A.

(c)   Pursuant to Section 3.01(B)(1).02 of Internal Revenue Notice 2007-86 ("Transition Relief"), the Company shall permit Participants to modify their existing deferral elections previously made pursuant to the Plan to reflect new deferral elections regarding the time and form of payment of benefits under the Plan to the full extent permitted by, and in accordance with, the Transition Relief.

WITNESS the signature of the undersigned officer of Dollar Tree Stores, Inc.

DOLLAR TREE STORES, INC.

By:__/s/ Bob Sasser_____
                Bob Sasser

Back to Form 8K
Forward to Exhibit 10.4

Exhibit 10.4

FOURTH AMENDMENT
TO THE
DOLLAR TREE STORES, INC.
STOCK INCENTIVE PLAN

THIS FOURTH AMENDMENT (this "Amendment") to the Dollar Tree Stores, Inc. Stock Incentive Plan (the "Plan") is made effective as of the 21st day of January, 2008 by Dollar Tree Stores, Inc. (the "Company"). All capitalized terms in this Amendment not otherwise defined shall have their respective meanings under the Plan.

WHEREAS, under the terms of the Plan, an option granted to a non-employee director remains exercisable for one year following a director's resignation from the Board;

WHEREAS, the Plan was adopted in 1995 and options granted under the Plan remain outstanding even though new options are no longer granted;

WHEREAS, the 2003 Non-Employee Director Stock Option Plan replaced the Plan and permits options to be exercised for a three year period following resignation from the Board;

WHEREAS, the Company desires to amend the Plan to extend the period of exercise following Board resignation to the period permitted under the 2003 Non-Employee Director Stock Option Plan; and

WHEREAS, the Amendment is permitted under Section 409A of the Internal Revenue Code of 1986, as amended.

NOW, THEREFORE, the Company hereby adopts this Amendment upon the following terms and conditions:

1.   Section 7.4 is replaced in its entirety as follows:

7.4   Duration Period. Each Option granted to an Outside Director pursuant to this Article 7 and all rights to purchase Common Stock thereunder shall terminate on the earliest of:

7.4.1 Ten years after the date such Option is granted;

7.4.2 Three years after the Outside Director is no longer a director of the Company; and

7.4.3 The expiration of the period specified in Section 8.5, whichever is applicable, after an Outside Director ceases to be a member of the Board.

In no event shall an Option be exercisable at any time after its original expiration date.

2.   Section 8.5 is replaced in its entirety as follows:

8.5   Cessation of Participant as an Outside Director. In the event that an Outside Director's service on the Board ceases due to death, disability or retirement, all outstanding options then held by the Outside Director shall remain exercisable for a period of three years following the cessation of service. Except as otherwise provided by the Board, in the event that an Outside Director's service on the Board ceases due to resignation, or other voluntary removal, vested and exercisable shares shall remain exercisable for a period of one year following the cessation of service. In any event, if an Outside Director is involuntarily removed for breach of duty, dishonesty or any other cause, all vested and exercisable shares of options awarded under the Plan are immediately forfeited.

WITNESS the signature of the undersigned officer of Dollar Tree Stores, Inc.

DOLLAR TREE STORES, INC.

By:_/s/ Bob Sasser_____
Name: Bob Sasser
Title: President & CEO
Date: 1-21-08

Back to Form 8K

Forward to Exhibit 10.5

Exhibit 10.5

Amendments to
Dollar Tree Stores, Inc.
Stock Plans

1. <u>2004 Executive Officer Equity Plan</u>

 (a) Article 4, Section 4.2 (f) of the 2004 Executive Officer Equity Plan shall be amended and restated in its entirety as follows:

      (f)   To prevent the dilution or enlargement of benefits or potential benefits intended to be made available under the Plan, in the event of any corporate transaction or event such as a stock dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination or other similar corporate transaction or event affecting the Stock with respect to which Awards have been or may be issued under the Plan (any such transaction or event, a "Transaction"), then the Committee shall, in such manner as the Committee deems equitable: (A) make a proportionate adjustment in 1) the maximum number and type of securities as to which awards may be granted under this Plan, 2) the number and type of securities subject to outstanding Awards, 3) the grant or exercise price with respect to any such Award, 4) the performance targets and goals appropriate to any outstanding Performance Shares or Performance Units, and 5) the per individual limitations on the number of securities that may be awarded under the Plan (any such adjustment, an "Antidilution Adjustment"); provided, in each case, that with respect ISOs, no such adjustment shall be authorized to the extent that such adjustment would cause such options to violate Section 422(b) of the Code or any successor provision; with respect to all Options, no such adjustment shall be authorized to the extent that such adjustment violates the provisions of Treasury Regulation 1.424-1 and Section 409A of the Code or any successor provisions; with respect to all Awards for Performance Shares or Performance Units, no such adjustment shall violate the requirements applicable to Awards intended to qualify for exemption under Section 162(m) of the Code; and the number of shares of Stock subject to any Award denominated in shares shall always be a whole number; or (B) cause any Award outstanding as of the effective date of the Transaction to be cancelled in consideration of a cash payment or alternate Award (whether from the Company or another entity that is a participant in the Transaction) or a combination thereof made to the holder of such cancelled Award substantially equivalent in value to the fair market value of such cancelled Award. The determination of fair market value shall be made by the Committee or the Board, as the case may be, in their sole discretion. Any adjustments made hereunder shall be binding on all Participants.

(b) Article 8 (k)(i) of the 2004 Executive Officer Equity Plan shall be amended and restated in its entirety as follows:

      (i)   If the principal market for the Stock is a national securities exchange or the NASDAQ Stock Market, then "Fair Market Value" as of that date shall be the closing sale price of the Stock on the principal exchange or market on which the Stock is then listed or admitted to trading on such date.

2. <u>2003 Director Deferred Compensation Plan</u>

     (a) The last sentence of the first paragraph of Section 3.2 of the 2003 Director Deferred Compensation Plan shall be amended and restated in its entirety as follows:

      The amount of the credit to such Deferred Stock Account shall be the number of Shares (rounded to the nearest one hundredth of a Share) determined by dividing the amount of the Participant's Fees deferred in Shares during the immediately preceding quarter by the closing price of a Share as reported on the principal stock exchange where the Common Stock is listed on the Credit Date, or if there is no trading on such exchange on the Credit Date, on the immediately preceding trading day.

     (b) Section 4.4 of the 2003 Director Deferred Compensation Plan shall be amended and restated in its entirety as follows:

      4.4 DETERMINATION OF OPTION AMOUNT. The number of Options issued to an Eligible Director under this Section 4 as of any Credit Date shall equal (i) the dollar amount of portion of his or her Fee which is to be paid in Options on such Credit Date divided by (ii) thirty-three percent (33%) of the closing price of a Share as reported on the principal stock exchange where the Common Stock is listed on the Credit Date, or if there is no trading on such exchange on the Credit Date, on the immediately preceding trading day.

     (c) Section 5.4 of the 2003 Director Deferred Compensation Plan shall be amended and restated in its entirety as follows:

5.4 CHANGES IN SHARES. To prevent the dilution or enlargement of benefits or potential benefits intended to be made available under the Plan, in the event of any corporate transaction or event such as a stock dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination or other similar corporate transaction or event affecting the Shares which have been or may be issued under the Plan (any such transaction or event, a "Transaction"), then the Board shall, in such manner as the Board deems equitable: (A) make a proportionate adjustment in 1) the maximum number and type of securities which may be issued under this Plan, and 2) the number and type of securities subject to outstanding accounts (any such adjustment, an "Antidilution Adjustment"); provided, in each case, that the number of Shares subject to any account denominated in shares shall always be a whole number; or (B) cause any right to receive Shares outstanding as of the effective date of the Transaction to be cancelled in consideration of a cash payment or alternate form of equity settlement (whether from the Company or another entity that is a participant in the Transaction) or a combination thereof made to the holder of such cancelled right substantially equivalent in value to the fair market value of such cancelled right. The determination of fair market value shall be made by the Board of Directors in their sole discretion. Any adjustments made hereunder shall be binding on all Participants. Notwithstanding the foregoing, any Antidilution Adjustments to be made to outstanding Options shall be as provided for in the terms of the appropriate plan.

3. 2003 Non-Employee Director Stock Option Plan

(a) Section 3.2 of the 2003 Non-Employee Director Stock Option Plan shall be amended and restated in its entirety as follows:

3.2. OPTION PRICE. The purchase price per share for the Shares covered by each option shall be the closing sale price on the Grant Date (the "Option Price") for a share of Common Stock as reported on the principal exchange or market on which the Common Stock is then listed or admitted to trading, or, if the Common Stock is not then so listed, as determined in good faith by the Board. Repricing of options after the date of grant shall not be permitted.

(b) Section 4.4 of the 2003 Non-Employee Director Stock Option Plan shall be amended and restated in its entirety as follows:

4.4 CHANGES IN SHARES. To prevent the dilution or enlargement of benefits or potential benefits intended to be made available under the Plan, in the event of any corporate transaction or event such as a stock dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination or other similar corporate transaction or event affecting the Common Stock with respect to which Options have been or may be issued under the Plan (any such transaction or event, a "Transaction"), then the Board shall, in such manner as the Board deems equitable: (A) make a proportionate adjustment in 1) the maximum number and type of securities as to which Options may be granted under this Plan, 2) the number and type of securities subject to outstanding Options, 3) the grant or exercise price with respect to any such Options, and 4) the per individual limitations on the number of securities that may be awarded under the Plan (any such adjustment, an "Antidilution Adjustment"); provided, in each case, that with respect to all Options, no such adjustment shall be authorized to the extent that such adjustment violates the provisions of Treasury Regulation 1.424-1 and Section 409A of the Code or any successor provisions; and the number of shares of Common Stock subject to any Options denominated in shares shall always be a whole number; or (B) cause any Options outstanding as of the effective date of the Transaction to be cancelled in consideration of a cash payment or alternate equity award (whether from the Company or another entity that is a participant in the Transaction) or a combination thereof made to the holder of such cancelled Option substantially equivalent in value to the fair market value of such cancelled Option. The determination of fair market value shall be made by the Board, as the case may be, in their sole discretion. Any adjustments made hereunder shall be binding on all Holders.

4. 2003 Equity Incentive Plan

(a) Article 4, Section 4.2(f) of the 2003 Equity Incentive Plan shall be amended and restated in its entirety as follows:

(f) To prevent the dilution or enlargement of benefits or potential benefits intended to be made available under the Plan, in the event of any corporate transaction or event such as a stock dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination or other similar corporate transaction or event affecting the Stock with respect to which Awards have been or may be issued under the Plan (any such transaction or event, a "Transaction"), then the Committee shall, in such manner as the Committee deems equitable: (A) make a proportionate adjustment in 1) the maximum number and type of securities as to which awards may be granted under this Plan, 2) the number and type of securities subject to outstanding Awards, 3) the grant or exercise price with respect to any such Award, 4) the performance targets and goals appropriate to any outstanding Awards for Performance Shares or Performance Units, and 5) the per individual limitations on the number of securities that may be awarded under the Plan (any such adjustment, an "Antidilution Adjustment"); provided, in each case, that with respect to ISOs, no such adjustment shall be authorized to the extent that such adjustment would cause such options to violate Section 422(b) of the Code or any successor provision; with respect to all Options, no such adjustment shall be authorized to the extent that such adjustment violates the provisions of Treasury Regulation 1.424-1 and Section 409A of the Code or any successor provisions; with respect to all for Performance Shares or Performance Units, no such adjustment shall violate the requirements applicable to Awards intended to qualify for exemption under Section 162(m) of the Code; and the number of shares of Stock subject to any Award denominated in shares shall always be a whole number; or (B) cause any Award outstanding as of the effective date of the Transaction to be cancelled in consideration of a cash payment or alternate Award (whether from the Company or another entity that is a participant in the Transaction) or a combination thereof made to the holder of such cancelled Award substantially equivalent in value to the fair market value of such cancelled Award. The determination of fair market value shall be made by the Committee or the Board, as the case may be, in their sole discretion. Any adjustments made hereunder shall be binding on all Participants.

(b) Article 8 (k)(i) of the 2003 Equity Incentive Plan shall be amended and restated in its entirety as follows:

(i)   If the principal market for the Stock is a national securities exchange or the NASDAQ Stock Market, then "Fair Market Value" as of that date shall be the closing sale price of the Stock on the principal exchange or market on which the Stock is then listed or admitted to trading on such date.

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